UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco	Publicly-held company
Corporate Taxpayer's ID (CNPJ) no. 60.746.948/0001-12

Notice to the Market

1. Bradesco Organization (Bradesco) hereby announces the execution of a Stock Purchase and Sale Agreement and Other Covenants with Experian Brasil Aquisições Ltda. (Experian), a Brazilian subsidiary of Experian Solutions, Inc., whereby Bradesco commits to sell to Experian 676,009 stocks issued by Serasa S.A. (Serasa)

2. Experian will pay R$925.78 per share issued by Serasa acquired from Bradesco. The settlement of this operation will take place until the end of July 2007.

3. The operation will generate an addition to the net profit of Bradesco estimated at R$400 million for the second quarter of 2007.

4. Bradesco will continue participating in the administration of Serasa, with the appointment of one member to the Board of Directors, and in its Capital Stock, as per the table below:

Prior to the operation			Following the operation
	Amount of shares	Interest in the total capital	Amount of shares	Interest in the total capital
Interest of Bradesco	987,417	26.50%	311,408	8.36%
Total	3,726,600	100%	3,726,600	100%

5. Serasa is the leader in credit analysis services, products and information, and business support in all the sectors of the market, being the largest Latin American database on consumers, companies and economic groups. Serasa achieved a leading position due to its expertise and commitment of its management and employees, who developed a company focused on continuous improvement.

6. Experian is the global leader in analysis services and information to companies and consumers, assisting the management of risk and return of commercial and financial decisions. Combining its proprietary information tools and a deep understanding of individuals, markets and economy, Experian entered into partnerships with organizations all over the world to establish and strengthen its client relations and promote competitive advantages to companies. The Experian Group Limited is a company listed on the London Stock Exchange (EXPN) and is a member of the FTSE 100 index. Experian has 13,500 employees in 36 countries, serving clients in more than 60 countries. It posts annual revenues of US$3.5 billion (£1.8 billion/€2.7 billion).

7. The important positioning of Serasa in the national market combined with the global expertise of Experian will bring significant benefits to the credit information market in Brazil.

8. This operation is in line with Bradesco’s policy to add value to shareholders.

Cidade de Deus, Osasco, SP, June 26, 2007

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.